N E W S R E L E A S E

June 2, 2004	Trading Symbols:
News Release 04-10	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

SILVER STANDARD UPDATES DRILLING PROGRESS AT LA PITARRILLA
SILVER DISCOVERY IN MEXICO

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report significant intervals from further infill and step-out drilling at its wholly-owned La Pitarrilla silver project located north of Durango in north central Mexico.

Infill drilling at Cordon Colorado, one of three known zones of silver mineralization on the La Pitarrilla property, has helped define a high-grade area of silver mineralization that extends over a strike length of approximately 450 meters. Hole BP-100, among the better holes within this high-grade core, intersected 19.1 ounces of silver per ton over 179.9 feet (653.8 grams of silver per tonne over 54.8 meters), including 29.4 ounces of silver per ton over 100.1 feet (1,007.4 grams of silver per tonne over 30.5 meters).

BP-100 is encircled by BP-18, 20, 30 and 43. BP-18 intersected 4.8 ounces of silver per ton over 266.4 feet, including 12.2 ounces of silver per ton over 69.9 feet (165.3 grams of silver per tonne over 81.2 meters, including 418.5 grams of silver per tonne over 21.3 meters); BP-20, 5.1 ounces of silver per ton over 333.3 feet (176.0 grams of silver per tonne over 101.6 meters); BP-30, 5.2 ounces of silver per ton over 242.8 feet (178.5 grams of silver per tonne over 74.0 meters); and BP-43, 8.0 ounces of silver per ton over 103.3 feet (273.4 grams of silver per tonne over 31.5 meters).

Construction of a two kilometer-long road to provide access to the untested Javelina Creek Zone, is nearly complete and drilling is expected to commence this month. An update of silver resources defined at La Pitarrilla will be completed after drilling of the Javelina Creek zone. Silver mineralization at La Pitarrilla outcrops and is considered amenable to open pit, bulk mining.

Silver Standard Resources Inc. is a well-financed silver resource company with a feasibility study under way at the Manantial Espejo joint venture under the direction of Pan American Silver Corp. as operator, and updates of scoping, prefeasibility and feasibility studies for other core projects underway based on higher silver, gold and base metal prices. In addition, the company recently purchased over 1.95 million fine troy ounces of silver for investment purposes. The company continues to seek resource base growth through acquisitions and exploration of its own projects.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

La Pitarrilla Drill Results - June 2004

Hole No.	Coordinates		From	To	Interval	Silver Grade	Interval	Silver Grade
	North	East	(in meters)	(in meters)	(in meters)	(in g/tonne)	(in feet)	(in oz/ton)
Cordon Colorado Zone
BP-99	810827	503272	0	36.6	36.6	62.4	120.1	1.8
			63	95.5	32.5	73.3	106.7	2.1
BP-100	810657	503255	10.2	65	54.8	653.8	179.9	19.1
		incl.	15.2	45.7	30.5	1,007.40	100.1	29.4
BP-101	810646	503465	5.1	10.2	5.1	93.5	16.7	2.7
			28.4	39.6	11.2	53.9	36.8	1.6
BP-102	810566	503461	No significant values
BP-103	810727	503140	7.1	74.2	67.1	135.4	220.2	3.9

*  Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Pitarrilla exploration program and has verified the data in the table above. All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Hermosillo, Mexico (preparation) and Vancouver, B.C. (analysis). All samples analyzed using four acid digestion with ICP finish. Samples over 100 grams were reanalyzed using four acid digestion with an ore grade AA finish. One in 20 samples were duplicate assayed at BSI Inspectorate in Sparks, Nevada and selected high-grade samples were analyzed a second time for accuracy.